SECI  ION

12062898

DD 11|30

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-16712

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 9/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vanderbilt Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Broadhollow Road Suite 400
(No. and Street)

Melville (City) NY (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Distante 631-845-5100 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Klein, David E.
(Name – *if individual, state last, first, middle name*)

3993 Huntingdon Pike, Suite 201 (Address) Huntingdon Valley (City) PA (State) 19006 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 12/17

OATH OR AFFIRMATION

I, Stephen Distante swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vanderbilt Securities, LLC, as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



Notary Public

FRANK S. MARANO
Notary Public, State of New York
No. 01MA4910734
Qualified in Suffolk County
Commission Expires November 9, 20 13

This report **contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Members' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l)) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.
- [ ] (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240. l7a-5(e)(3).*

VANDERBILT SECURITIES, LLC

FINANCIAL REPORT
SEPTEMBER 30, 2012

VANDERBILT SECURITIES, LLC

Contents

David E. Klein
Certified Public Accountant

MEMBER OF THE AMERICAN AND PENNSYLVANIA
INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS

3993 Huntingdon Pike, Suite 201
Huntingdon Valley, Pennsylvania 19006-1931
(215) 947-5474
Fax (215) 947-9706
E-mail: DAVIDKLEINCPA@GMAIL.COM

Independent Auditor's Report

November 20, 2012

Vanderbilt Securities, LLC
445 Broad Hollow Road, Suite 400
Melville, New York 11747

We have audited the accompanying statement of financial condition of Vanderbilt Securities, LLC (a limited liability company) as of September 30, 2012, and the related statement of income and comprehensive income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vanderbilt Securities, LLC as of September 30, 2012, and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Respectfully submitted,



Certified Public Accountant

VANDERBILT SECURITIES, LLC

Statement of Financial Condition

September 30,	2012
Assets	
Cash and cash equivalents	$ 333,551
Commissions receivable	834,573
Prepaid expenses	30,801
Total current assets	1,198,925
Goodwill	150,000
Total assets	$1,348,925
Liabilities and members' equity	
Liabilities	
Accounts payable and accrued expenses	$ 463,218
Bank credit line	250,000
Total current liabilities	713,218
Members' equity	635,707
Total liabilities and members' equity	$1,348,925

The accompanying notes are an integral part of these financial statements

VANDERBILT SECURITIES, LLC

Statement of Income

For the year ended September 30,	2012
Revenues	
Commission income	$8,814,720
Other income	23,184
Total revenues	8,837,904
Expenses	
Administrative fees	2,777,079
Clearing corporation transactions and related costs	213,372
Commissions	5,519,149
Registration and license	80,874
Office expenses	153,539
Professional fees	83,540
Total expenses	8,827,553
Net income	$ 10,351

The accompanying notes are an integral part of these financial statements

Statement of Changes in Members' Equity

For the year ended September 30,	2012
Member Units	
Units outstanding, October 1, 2011	100
Units outstanding, September 31, 2012	100
Balance, at cost, beginning and end of year	$735,751
Retained earnings	
Balance, October 1, 2011	$(110,395)
Net income	10,351
Balance, September 30, 2012	(100,044)
Total members' equity	$ 635,707

The accompanying notes are an integral part of these financial statement

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the year ended September 30,	2012
Subordinated borrowings at October 1, 2011	$ 0
Changes in subordinated borrowings	0
Subordinated borrowings at September 30, 2012	$ 0

The accompanying notes are an integral part of these financial statements

VANDERBILT SECURITIES, LLC

Statement of Cash Flows

For the year ended September 30,	2012
Cash flows from operating activities	
Net income	$ 10,351
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Commission receivable	(93,526)
Prepaid expenses	(13,011)
Increase (decrease) in:	
Accounts payable and accrued expenses	86,503
Total adjustments	(20,034)
Net cash used by operating activities	(9,683)
Cash flows from financing activities	
Net decrease in borrowing - line of credit	(50,000)
Net increase in additional paid in capital	150,000
Net cash used from financing activities	100,000
Net increase in cash	90,317
Cash and cash equivalent - beginning of year	243,234
Cash and cash equivalent - end of year	$333,551
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$ 10,248
Income taxes paid during the year	$ 4,994

The accompanying notes are an integral part of these financial statements

Organization and Nature of Business

Vanderbilt Securities, LLC, (a limited liability company), (the "Company"), operates in New York as an introducing securities broker-dealer in which securities transactions orders for customers are placed through a clearing agent (National Financial Services, LLC) on a fully disclosed basis. The Company does not hold securities on behalf of customers and the firm did not maintain margin accounts at the year end.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles generally requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits held at financial institutions and money market funds with its clearing broker.

Allowance for Doubtful Accounts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense was $-0- for the year ended September 30, 2012.

Commissions Receivable and Payable

Commissions receivable consists of amounts due from sales of securities due within thirty (30) days.

Operating Lease Commitments

The Company has entered into leasing arrangements for facilities, furnishings and equipment from a related party with minimum terms of less than one year. Rent expense incurred for the year ended September 30, 2012 was $414,684

Income Taxes

The Company has elected to be treated as a "C" Corporation pursuant to the "Internal Revenue Code" and the New York State Revenue Code. As of September 30, 2012 the Company has a net operating loss carryforward for federal tax purposes of approximately $100,000 that expires in 2027. This loss carryforward can be used to offset future taxable income.

The federal, state and local tax returns of the Company for the years ended September 30, 2009 through 2012 are subject to examination by the taxing authorities, generally for three years after they were filed.

Line of Credit

The company has a $250,000 line of credit with Chase Bank. Interest is payable monthly at the London Interbank Offered Rate (LIBOR) rate plus 3.657%, adjusted monthly. At September 30, 2011 the line of credit outstanding was $250,000. The loan is secured by all the assets of the Company.

Related Party Transactions

The Company has the following transactions with another corporation, which is wholly owned by an officer and sole stockholder of the Company. The Company pays the other corporation for leasing office space, leasing and purchasing office equipment and furnishings, administrative personnel and other general and overhead expenses. Amounts due to the related corporation at September 30, 2012 were $33,007. Administrative fees charged to expense under this arrangement were $2,777,079 for the year ended September 30, 2012.

Net Capital Requirements

The Company is subject to the net capital requirements of the Financial Industry Regulatory Authority ("FINRA") and the Uniform Net Capital requirements of the Securities and Exchange Commission (SEC) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Pursuant to "FINRA" rules, the Company is required to maintain a minimum of $50,000 of net capital At September 30, 2012, the Company had net capital of approximately $449,906 which was $399,906 in excess of the$50,000 required to be maintained at that date. The Company's net capital ratio was 1.59 to 1.

The Company has at all times during the past year been in compliance with the requirements of Rule 15c3-1.

Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on benefit of customers. If the agency transactions do not settle because of failure to perform by either the customer or counterparty, the company may be obligated to discharge the obligations of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by the customers or counterparties in the above situations. The Company policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Concentrations and Credit Risk

The Company places its cash with high quality financial institutions. At times, such amount may be in excess of the FDIC insurance limits.

The Company uses a single clearing broker to process all its transactions and maintain all its accounts. There are other clearing brokers available for the Company's use.

Contingencies

A legal firm has been retained in connection with the Company's November 8, 2011 discovery of the potential misappropriation of clients funds by a registered representative/independent contractor of the Company. The authorities (local police, FBI, Connecticut Attorney General, and FINRA) were promptly notified. The full extent of the representative's malfeasance and what, if any, liability the Company may have for his conduct has not yet been determined. Management and their legal firm believe that, based on the investigation to date, any potential monetary exposure will not exceed the limit of existing insurance coverage. Management will vigorously contest any formal claims if made.

Subsequent Events

Management has evaluated events through November 20, 2012, the date on which the financial statements were available to be issued.

Schedule I
Computation of Net Capital, Pursuant to Rule 15c3-1

September 30,	2012
Computation of Net Capital	
Members' equity from statement of financial condition	$635,707
Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
Total capital and allowable subordinated liabilities	635,707
Deduction and/or charges:	
Total nonallowable assets	180,801
Net capital before haircuts	454,906
Deductible on insurance policy	(5,000)
Net Capital	$449,906
Computation of Basic Net Capital Requirement	
Minimum net capital required, 6-2/3% of $713,218 pursuant to Rule 15c3-1	$ 47,548
Minimum dollar net capital requirements of reporting broker/dealer	50,000
Net capital requirement	50,000
Excess net capital	$399,906
Computation of Aggregate Indebtedness	
Total liabilities from statement of financial condition	$713,218
Ratio: Aggregate indebtedness to net capital	1.59 to 1

The accompanying notes are an integral part of these financial statements

Schedule II
Statement Pursuant to Rule 17a-5(d)(4)

September 30, 2012

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II(a) of the Form X-17a-5 was not prepared as there are no material differences between the Company's computation of net capital and computation contained herein.

VANDERBILT SECURITIES, LLC

Schedule III
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3

September 30, 2012

The Company claims exemption from the requirement of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

Schedule IV
Computation for Determination of Reserve Requirements under Rule 15C3-3

September 30,	2012

The Company claims exemption from the requirements of Rule15c3-3 under Section (k)(2)(ii) of the Rule.

David E. Klein
Certified Public Accountant

MEMBER OF THE AMERICAN AND PENNSYLVANIA
INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS

3993 Huntingdon Pike, Suite 201
Huntingdon Valley, Pennsylvania 19006-1931
(215) 947-5474
Fax (215) 947-9706
E-mail: DAVIDKLEINCPA@GMAIL.COM

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

November 20, 2012

Vanderbilt Securities, LLC
445 Broadhollow Road, Suite 400
Melville, New York 11747

In planning and performing our audit of the financial statements and supplementary schedules of Vanderbilt Securities, LLC (the Company) for the year ended September 30, 2012,in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control, including control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices referred to in the preceding paragraph, and to assess whether those practices can be expected to achieve the SEC's above-mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of significant deficiencies, in internal control such that there is a reasonable possibility a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Respectfully submitted,



Certified Public Accountant

David E. Klein
Certified Public Accountant

MEMBER OF THE AMERICAN AND PENNSYLVANIA
INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS

3993 Huntingdon Pike, Suite 201
Huntingdon Valley, Pennsylvania 19006-1931
(215) 947-5474
Fax (215) 947-9706
E-mail: DAVIDKLEINCPA@GMAIL.COM

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

November 20, 2012

Vanderbilt Securities, LLC
445 Broadhollow Road, Suite 400
Melville, New York 11747

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2012, which were agreed to by Vanderbilt Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Vanderbilt Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation. Vanderbilt Securities, LLC's management is responsible for the Vanderbilt Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in their general ledger, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed nothing no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,



Certified Public Accountant